MARSH                                           BRENNA BURKE
                                                Client Advisor

                                                Marsh USA Inc.
                                                200 Clarendon Street
                                                Boston, MA 02116-5093
                                                617 421 0242 Fax 617 421 5622
                                                brenna.a.burke@marsh.com
                                                www.marsh.com


December 21, 2005

Paul Jasinski
Investors Bank & Trust
200 Clarendon Street
Boston, MA 02116-5021

Subject: Financial Institution Bond Coverage
         National Union (AIG)
         Policy Period: October 30, 2005 to November 15, 2006
         Bond Number: 621-4216

Dear Paul,

I am pleased to enclose the Financial Institution Bond as referenced above. I have reviewed the policy and found it to be consistent with the terms that were negotiated.

Attached, please find a highlight sheet that summarizes the policy terms and conditions. Please note that the highlight sheet is a synopsis of coverage only; the Policy contains exclusions and/or limitations not shown on the sheet. Please refer to the Policy or contact Marsh for the full scope of coverage.

Please be aware of the notice and reporting provisions of this policy. In the event of loss, this bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery or any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. Discovery occurs when the Insured (a) becomes aware of facts, or (b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known. Please be aware that late reporting could result in a disclaimer of coverage.

We appreciate the opportunity to be of service to the Merrimac Funds and thank you for placing your business through Marsh. If you have any questions or need anything further at this time, please give me a call.

Sincerely,


Brenna Burke
FINPRO, Boston

                                              [LOGO, MARSH & MCLENNAN COMPANIES]

MARSH                            Merrimac Funds
                                FI Bond Coverage
                     October 30, 2005 to November 15, 2006

Insurer:                                National Union (AIG)

Limit of Liability:                     $2,500,000

Deductible:                             $25,000

Premium:                                $8,237

Policy Term:                            October 30, 2005 to November 15, 2006

Policy Form:                            Investment Company Blanket Bond
                                        Form #41206

INSURING AGREEMENTS:
Fidelity
Audit Expense
On Premises
In Transit
Forgery
Securities
Counterfeit Currency
Stop Payment
Uncollectible Items of Deposit
Computer Systems
Unauthorized Signatures
Automated Phone System
Telefacsimile

Please note that Stop Payment, Uncollectible Items of Deposit, Unauthorized Signatures, and Audit Expense Coverage are subject to a $100,000 sublimit.

ENDORSEMENTS

(1) Names of Insureds endorsement: Lists those portfolios, series', and funds covered under this bond.

(2) Amendment to Termination endorsement: Explains circumstances under which this bond may be terminated.

(3) TRIA Premium endorsement: Extends coverage pursuant to the Terrorism Risk Insurance Act of 2002.

(4) Insuring Agreement J, Computer Systems endorsement: Covers loss from fraudulent entry of data into or change of data within a Computer system which causes property to be transferred, an account of the Insured to be altered, or an fictitious account to be credited/debited.

(5) Insuring Agreement K, Unauthorized Signatures: Covers loss resulting directly from the Insured having accepted/paid/cashed a check or withdrawal which falsely bears the signature of the person whose name appears on the application.

MARSH                            Merrimac Funds
                                FI Bond Coverage
                     October 30, 2005 to November 15, 2006

(6) Insuring Agreement L, Automated Phone System: Covers loss caused by an Automated Phone System transaction, where the request is unauthorized/fraudulent and is made with the intent to deceive.

(7) Insuring Agreement M, Telefacsimile Instructions endorsement: Covers loss due to the Insured's transfer/payment/delivery of funds or Property relying on fraudulent instructions sent by Telefacsimile Transmission to the Insured, authorizing such.

(8) Omnibus Wording endorsement: States that new funds other than by consolidation or merger, purchase or acquisition of assets or liabilities of, another institution, will automatically be covered by this bond from the date of such establishment.

(9) Claims Expense endorsement: States the maximum liability for expenses paid by the Insured is $25,000

(10) Amendment to Valuation of Premises and Furnishings endorsement: Alters the Valuation of Premises and Furnishings clause to state that in the event the underwriter and the Insured cannot agree upon a cash value or cost replacement or repair, it will be determined by arbitration, which is not binding.

(11) Amendment to Court Costs and Attorneys' Fees endorsement: Amends Court Costs and Attorney's Fees clause to read attorneys are to be mutually agreed upon by both the Insured and the underwriter.

(12) Board of Directors Endorsement: Schedule of 4 board members to be included in definition of "employee."

(13) Exclusion (1) Amendment: Proves carve-back for erroneous credit relating to computer systems coverage

(14) Valuation of Property Endorsement: Clarifies use of "reproduction" replaced by "reconstruction" wherever referenced in bond.

(15) Central Handling of Securities Amendment: Extends coverage to NASDAQ and American Stock Exchange for "Central Handling of Securities."

                                                                        MARSH
                                                                     Boston, MA
                                                                    NOV 14, 2005
                                                                       RECEIVED

                        INVESTMENT COMPANY BLANKET BOND

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA
           (A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS
Item 1. Name of Insured     Merrimac Funds, et al.     BOND NUMBER

        Principal Address:  200 Clarendon Street       6214216

                            Boston MA 02116

                      (Herein called the Insured)

Item 2. Bond Period from 12:01 a.m. on 10/30/2005 to 12:01 a.m. on 11/15/2006

        The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3. Limit of Liability --
        Subject to Section 9, 10, and 12 hereof:

                                                                Limit of Liability    Deductible Amount
        Insuring Agreement A - FIDELITY                         $2,500,000            $25,000
        Insuring Agreement B - AUDIT EXPENSE                    $100,000              $5,000
        Insuring Agreement C - ON PREMISES                      $2,500,000            $25,000
        Insuring Agreement D - IN TRANSIT                       $2,500,000            $25,000
        Insuring Agreement E - FORGERY OR ALTERATION            $2,500,000            $25,000
        Insuring Agreement F - SECURITIES                       $2,500,000            $25,000
        Insuring Agreement G - COUNTERFEIT CURRENCY             $2,500,000            $25,000
        Insuring Agreement H - STOP PAYMENT                     $100,000              $5,000
        Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT   $100,000              $5,000

OPTIONAL COVERAGES ADDED BY RIDER:
        Insuring Agreement J - COMPUTER SYSTEMS                 $2,500,000            $25,000
        Insuring Agreement K - UNAUTHORIZED SIGNATURES          $100,000              $5,000
        Insuring Agreement L - AUTOMATED PHONE SYSTEMS          $2,500,000            $25,000
        Insuring Agreement M - TELEFACSIMILE                    $2,500,000            $25,000

        If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Office or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
        NO EXCEPTIONS

Item 5. The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
        1-15

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                  RIDER No. 1

      To be attached to and form part of Bond No. 6214216

in favor of Merrimac Funds, et al.

effective as of 10/30/2005

In consideration of the premium charged for the attached bond, it is hereby agreed that:

      1. From and after the time this rider becomes effective the Insured under the attached bond are:

        Merrimac Funds, et al
        Merrimac Master Portfolio
        Merrimac Cash Portfolio
        Merrimac Prime Portfolio
        Merrimac Treasury Portfolio
        Merrimac Treasury Plus Portfolio
        Merrimac U.S. Government Portfolio
        Merrimac Municipal Portfolio
        Merrimac Series
        Merrimac Cash Series
        Merrimac Prime Series
        Merrimac Treasury Series
        Merrimac Treasury Plus Series
        Merrimac U.S. Government Series
        Merrimac Municipal Series
        Merrimac Funds
        Merrimac Cash Fund
        Merrimac Treasury Plus Fund
        Merrimac U.S. Dollar Cash Fund
        Merrimac U.S. Dollar Prime Fund
        Merrimac U.S. Dollar Treasury Plus Fund

      2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

      3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

      4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

      5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

      6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.


SR 5538

      7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

      8. This rider shall become effective as 12:01 a.m. on 10/30/2005

Signed, Sealed and dated


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative


SR 5538

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                  Rider No. 2

                            AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6214216 in favor of Merrimac Funds, et al.

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

      The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

      This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

      This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

      The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

      This bond shall terminated

            a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

            b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

            c. as to any person who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice had been given by the Underwriter to the Securities and Exchange Commission Washington DC and to the insured Investment Company.

2. Nothing herein contained shall be held to vary alter, waive, or extend any of the terms, limitations, conditions, or provision of the attached bond other than as above stated.

3.    This rider is effective as of 12:01 a.m. on 30-OCT-2005


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                  Rider No. 3

                            TRIA PREMIUM ENDORSEMENT

To be attached to and form part of Investment Company Blanket Bond No. 6214216 in favor of Merrimac Funds, et al.

It is agreed that:

1. The premium for coverage pursuant to the Terrorism Risk Insurance Act of 2002 ("TRIA Coverage") charged for the attached policy for the policy period is:

      (X) $230
      ( ) Not applicable, TRIA coverage rejected by insured.

2. Any coverage provided for losses caused by an act of terrorism as defined by TRIA (TRIA Losses) may be partially reimbursed by the United States under a formula established by TRIA as follows: 90% of TRIA Losses in excess of the insurer deductible mandated by TRIA, the deductible to be based on a percentage of the insurer's direct earned premiums for the year preceding the act of terrorism.

3. A copy of the TRIA disclosure sent with the original quote is attached hereto.

          ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                  RIDER NO. 4

                              INSURING AGREEMENT J

      To be attached to and form part of Bond No. 6214216

in favor of Merrimac Funds, et al.

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

                                COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(l)   entry of data into, or
(2)   change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a)   Property to be transferred, paid or delivered,
(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited:
(c)   an unauthorized account of a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or chance is made or caused by an individual acting with the intent to:

(i)   cause the Insured or its agent(s) to sustain a loss, and
(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
(iii) and further provided such voice instruction or advices:

(a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and
(b)   were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.


                              SCHEDULE OF SYSTEMS

                  All computer systems utilized by the Insured

2.    As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,
(b)   systems and application software,

(c)   terminal devices,
(d)   related communication networks or customer communication systems, and
(e)   related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and
(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."
(b)   Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL
      LIABILITY
(c)   Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Two million five hundred thousand dollars ($2,5000,000), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of Twenty five thousand dollars ($25,000), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective at 12:01 a.m. Standard time on


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                   RIDER NO.5

                              INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No. 6214216 in favor of Merrimac Funds, et al.

It is agreed that:

(1) The attached bond is amended by adding an additional Insuring Agreement as follows:

                            UNAUTHORIZED SIGNATURES

(2) Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3) It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4) The Limit of Liability for the coverage provided by this rider shall be One hundred thousand dollars ($100,000) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(5) The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of Five thousand dollars ($5,000) (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6) Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7) The rider is effective as of 12:01 a.m. standard time on 30-OCT-2005 as specified in the bond.


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                  RIDER NO. 6

                              INSURING AGREEMENT L

To be attached to and form part of Bond No. 6214216

Issued to Merrimac Funds, et al.

      It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

                             AUTOMATED PHONE SYSTEM

      I. Loss caused by an Automated Phone System ("APS") Transaction , where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transactions. The Unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

                  1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

                  a. "APS Transaction" means any APS Redemption, APS Exchange or APS Election.

                  b. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

                  c. "APS Election means any election concerning dividend options available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

                  d. "APS Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically requested account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

                  e. "APS Designated Procedures" means all of the following procedures:

                        (1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

                        (2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

                              (a) Information contained in the records shall be capable of being retrieved through the following methods:

                              audio tape and or transaction stored on computer disks

                              (b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

                        (3) Identity Test: The identity of the caller in any request for an APS Transaction be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN")

                              (a) Limited Attempts to Enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN

                        (4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days following such APS Transaction.

                        (5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

                  2. Exclusions. It is further understood and agreed that this extension shall not cover:

                  a. Any loss covered under insuring Agreement A. "Fidelity", of this Bond;

                  b. Any loss resulting from:

                        (l) The redemption of shares, where the proceeds of such redemption are made payable to other than

                              (i) the shareholder of record, or

                              (ii) a person officially Designated to receive redemption proceeds, or

                              (iii) a bank account officially Designated to receive redemption proceeds, or

                        (2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

                              (i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption, or

                              (ii) officially Designated, or

                              (iii) verified by any other procedures which may be stated below in this Rider, or

                        (3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder's officially Designated bank account, or

                        (4) the Intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.

3. This rider shall become effective as of 12:01 a.m. on 15-NOV 2006 standard time as specified in the bond.


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                  RIDER NO. 7

                              INSURING AGREEMENT M

                          TELEFACSIMILE TRANSMISSIONS

To be attached to and form part of Investment Company Blanket Bond No. 6214216 issued to Merrimac Funds, et al.

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

      Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment, of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

      i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

      ii) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instruction were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

            "Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

2. The limit of Liability or the coverage provided by this rider shall be Two million five hundred thousand dollars ($2,500,000), it being understood, however, that such liability shall be part of and not in addition to the limit of liability stated in Item 3 of the Declaration of the attached bond.

3. The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Deductible Amount of Twenty five thousand dollars ($25,000), but not in excess of the Limit of Liability stated above.

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

5. This rider is effective as of 12:01 a.m. on 30-OCT-2005 standard time as specified in the attached bond.


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                  Rider No. 8

                                OMNIBUS WORDING

This endorsement, effective 12:01 a.m. 30-OCT-2005 forms a part of policy number 6214216 issued to Merrimac Funds, et al.

It is hereby understood and agreed that:

1. If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

2. If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-l, due to an increase in asset size of current funds insured under the bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH. PA

                                  RIDER NO. 9

To be attached to and form part of Investment Company Blanket Bond, No. 621-4216 Issued to Merrimac Funds, et al.

It is agreed that:

1. The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

                                 CLAIMS EXPENSE

      Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss as defined in Insuring Agreements, A - I, and any other valid coverage added by rider which loss exceeds the Single Loss Deductible Amount of $0. The Underwriter's maximum liability for such expenses paid by the Insured in preparing any one such claim shall be $25,000.00.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

3. This rider is effective as of 12:01 a.m. October 30, 2005 standard time as specified in the attached bond.


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative


57631 (6/93)

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA
                                  RIDER NO. 10

To be attached to and form part of Investment Company Blanket Bond, No. 621-4216 Issued to Merrimac Funds, et al.

It is agreed that:

1. Section 6 of the attached bond entitled VALUATION OF PREMISES AND FURNISHINGS is deleted in its entirety and replaced by the following:

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more that the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration. Such arbitration shall be non-binding.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

3. This rider is effective as of 12:01 a.m. on October 30, 2005 standard time as specified in the attached bond.


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                  RIDER No. 11

      To be attached to and form part of Bond No. 621-4216

issued to Merrimac Funds, et al.

It is agreed that:

      1. GENERAL AGREEMENT C. of the attached bond entitled COURT COSTS AND ATTORNEYS' FEES is amended by deleting in its entirety the third paragraph and replacing with the following wording:

      The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys mutually agreed upon by the Insured and the Underwriter. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

      2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

      3. This rider is effective as of 12:01 a.m. October 30, 2005 Standard time as specified in the attached bond.


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OP PITTSBURGH. PA

                                  RIDER No. 12

      To be attached to and form part of Bond No. 621-4216

issued to Merrimac Funds, et al.

It is agreed that:

      1. The following members of the Board of Directors of the Insured shall be included in the definition of employee under the attached bond:

      Kevin J. Sheehan
      Francis J. Gaul, Jr.
      Edward F. Hines, Jr.
      Thomas B. Sinton

      2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

      3. This rider is effective as of 12:01 a.m. October 30, 2005 standard time as specified in the attached bond.


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                  RIDER No. 13

      To be attached to and form part of Bond No. 621-4216

issued to Merrimac Funds, et al.

It is agreed that:

      1. Exclusion (1) of the attached bond is amended to read as follows:

      (1) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A) or (J) as attached by rider.

      2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

      3. This rider is effective as of 12:01 a.m. October 30, 2005 standard time as specified in the attached bond.


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                  RIDER No. 14

      To be attached to and form part of Bond No. 621-4216

issued to Merrimac Funds et al.

It is agreed that:


      1. Section 5 of the attached bond entitled VALUATION OF PROPERTY is amended by replacing the word "reproduction" with the word
      "reconstruction" wherever referenced.

      2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

      3. This rider is effective as of 12:01 a.m. October 30, 2005 standard time as specified in the attached bond.


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                  Rider No. 15

To be attached to and form part of Investment Company Blanket Bond No. 621-4316 issued to Merrimac Funds, et al.

It is agreed that:

1. Section 15 of the attached bond entitled CENTRAL HANDLING OF SECURITIES is amended to include the following additional exchanges; National Association of Securities Dealers Automated Quotation System (NASDAQ) and the American Stock Exchange.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3. This rider is effective as of 12:01 a.m. on October 30, 2005 standard time as specified in the attached bond.


                                       By: /s/ Steven E. Liston
                                           -------------------------
                                           Authorized Representative

                                 FIDELITY BOND
                            JOINT INSUREDS AGREEMENT

         THIS AGREEMENT is made as of this 30th day of October, 2005 by and among Merrimac Series (the "Series"), Merrimac Funds (the "Fund") and Merrimac Master Portfolio (the "Portfolio") each a registered investment company under the Investment Company Act of 1940 (the "1940 Act") and Merrimac U.S. Dollar Cash Fund (the "U.S. Dollar Cash Fund"), Merrimac U.S. Dollar Prime Fund (the "U.S. Dollar Prime Fund") and the Merrimac U.S. Dollar Treasury Plus Fund (the "U.S. Dollar Treasury Plus Fund"), each registered as an exempt company under the laws of the Cayman Islands. The Series, the Fund, the Portfolio, the U.S. Dollar Cash Fund, the U.S. Dollar Prime Fund and the U.S. Dollar Treasury Plus Fund are collectively referred to herein as the "Insureds". Each portfolio series of the Series, the Fund and the Portfolio, and each of the U.S. Dollar Cash Fund, the U.S. Dollar Prime Fund and the U.S. Dollar Treasury Plus Fund is referred to herein as an "Insured Fund" and, collectively, as the "Insured Funds."

         The Insureds have acquired a joint insured bond (the "Bond") issued by National Union Fire Insurance Company ("National Union"), effective October
30, 2005 to November 15, 2006 (the "Bond Period"). Under the terms of the Bond, National Union has agreed to indemnify the Insureds for each and every occurrence of any loss caused by Employee Dishonesty, Forgery or Alteration of a Covered Instrument, Theft, Disappearance and Destruction of Covered Property (as those terms are defined in the Bond) (an "Insured Loss") that is sustained by either Insured at any time but discovered during the Bond Period. Up to $2,500,000 is available to indemnify the Insureds for an Insured Loss (the "Bond Amount").

         The Bond Amount exceeds the sum of the total amount of coverage that the Insureds would have been required to provide and maintain individually pursuant to Rule 17g-1(d)(1) under the 1940 Act had each of the Insureds not been named under the Bond. The Insureds desire to provide herein for an allocation of the premium for the Bond and a manner of allocating any proceeds received from the Bond.

         In consideration of the mutual covenants and agreements contained herein, the Insureds agree that:

         1. Allocation of Premium. Each Insured Fund (other than those series of the Series and the Fund; the U.S. Dollar Cash Fund, the U.S. Dollar Prime Fund and the U.S. Dollar Treasury Plus Fund, each of which are feeder funds (the "Feeder Funds") of master funds that are series of the Portfolio ("Master Funds")) shall pay a portion of the aggregate premiums for the Bond which shall be determined by calculating the proportion which the gross assets of such Insured Fund, determined as of a specified date or as of the fiscal quarter end for each Insured Fund nearest to a specified date, bears to the aggregate of the gross assets of all of the Insured Funds excluding the Feeder Funds, as so determined, and applying said proportion to the amount of the premiums. It is recognized that Feeder Funds bear indirectly, through their investment in the Master Funds, a portion of the aggregate premiums for the Board in a proportion similar to that set forth in the preceding sentence. From time to time, adjustments may be made by mutual agreement of the Insureds to the portion of the premium theretofore paid by the Insured Funds, based on a subsequent change or changes in the gross assets of one or more Insured Funds.

         2. Loss to One Insured Fund. In the event of an Insured Loss to only one Insured Fund, the entire proceeds from the Bond for that loss shall be allocated to the Insured Fund incurring such Insured Loss.

         3. Loss to More than One Insured Fund. In the event that the claims of loss of two or more Insured Funds under the Bond are so related that National Union is entitled to assert that the claims must be aggregated such that the total amount payable on such claims is limited to the face amount of the Bond, the claims and recoveries among the Insureds under the Bond shall be satisfied as follows:

                  Proceeds in respect of a claim under the Bond shall be applied to the unsatisfied claim (or portion thereof) of each Insured Fund by calculating the proportion which the unsatisfied claims (or portion thereof) of each Insured Fund bears to the total unsatisfied claims (or portion thereof) of all Insured Funds and applying said proportion to the remaining amount of insurance paid; provided, however, that each Insured Fund shall receive proceeds in an amount at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d) under the Act for the calendar year in which the claim arose. It is recognized that a Feeder Fund shall not directly be entitled to proceeds in respect of a claim under the Bond if (i) the action giving rise to such claim occurs at the Portfolio level, (ii) the Portfolio receives satisfaction of such claim under the Bond and (iii) such Feeder Fund indirectly receives its pro rata benefit of any such insurance proceeds in its capacity as a Feeder Fund.

         4. Modification and Termination. This Agreement may be modified or amended from time to time by mutual written agreement of the Insureds. It may be terminated by not less than 75 days' written notice to the other Insureds. It shall be terminated as of the date that any Insured ceases to be an Insured under the Bond; provided that such termination shall not affect such Insured's rights and obligations hereunder with respect to any claims on behalf of such Insured which are paid under the Bond by National Union after the date such Insured ceases to be an Insured under the Bond.

         5. Continuation. Continuation of this Agreement is subject to its approval not less than annually by a majority of the independent trustees within the meaning of the 1940 Act, of each Insured of the amount, type, form and coverage of the Fidelity Bond and the portion of the premium to be paid by each Insured.

         IN WITNESS WHEREOF, the Insureds have caused this Agreement to be executed and delivered as of the day and year first above written.

                                      Merrimac Series


                                  By: /s/ Paul J. Jasinski
                                      ------------------------------------------
                                Name: Paul J. Jasinski
                               Title: President



                                      Merrimac Funds


                                  By: /s/ Paul J. Jasinski
                                      ------------------------------------------
                                Name: Paul J. Jasinski
                               Title: President



                                      Merrimac Master Portfolio


                                  By: /s/ Paul J. Jasinski
                                      ------------------------------------------
                                Name: Paul J. Jasinski
                               Title: President



                                      Merrimac U.S. Dollar Cash Fund


                                  By: /s/ Paul J. Jasinski
                                      ------------------------------------------
                                Name: Paul J. Jasinski
                               Title: President



                                      Merrimac U.S. Dollar Prime Fund


                                  By: /s/ Paul J. Jasinski
                                      ------------------------------------------
                                Name: Paul J. Jasinski
                               Title: President



                                      Merrimac U.S. Dollar Treasury Plus Fund


                                  By: /s/ Paul J. Jasinski
                                      ------------------------------------------
                                Name: Paul J. Jasinski
                               Title: President

                             SECRETARY'S CERTIFICATE

      I, Rainer L.C. Frost, Secretary of Merrimac Master Portfolio, Merrimac Series, and Merrimac Funds (the "Trusts"), hereby certify that the following resolutions were adopted by each Board of Trustees of the Trust, at a meeting duly called and held on November 10, 2005:

      RESOLVED, that the Trustees of the Merrimac Master Portfolio, Merrimac Funds and Merrimac Series (hereinafter collectively referred to as the "Trusts") including a majority of the Trustees who are not "interested persons" of the Trusts (the "Independent Trustees") within the meaning of the Investment Company Act of 1940, as amended, hereby determine, with due consideration to (i) the value of the aggregate assets of the Trusts to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of the securities and other investments in the portfolios of the Trusts and (iv) the amount of the bond and the premium for such bond, that the bond presented to this Meeting issued by National Union Fire Insurance Company (AIG) (the "Bond") is reasonable in form and amount; and it is

      FURTHER RESOLVED, that the Trustees of the Trusts, including a majority of the Independent Trustees, hereby determine that the Bond and the premium for the Bond of $8,237 are reasonable in form and amount, and that the Bond and the premium be, and they hereby are, ratified and approved; and it is

      FURTHER RESOLVED, that the appropriate Officers of the Trusts be and hereby are, designated on behalf of the Trusts, to make the filings and give the notices required by Rule 17g-1.


IN WITNESS WHEREOF, the undersigned has executed this Secretary's Certificate this 31st day of October, 2006.


                                           /s/ Rainer L.C. Frost
                                           ------------------------------
                                           Rainer L.C. Frost
                                           Secretary of the Trust